Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands except earnings per share data)

	Three Months Ended March 31,
	2003	2002
Basic earnings per common share
Earnings:
Net income	$842	$966

Shares:
Average common shares outstanding	8,836	8,828

Basic earnings per common share	$0.10	$0.11

Earnings per common share assuming full dilution
Earnings:
Net income	$842	$966

Shares:
Average common shares outstanding	8,836	8,828
Potentially dilutive common shares outstanding	39	26
Diluted average common shares outstanding	8,875	8,854

Earnings per common share assuming full dilution	$0.09	$0.11

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and warrants issued in conjunction with the initial public offering.